Wolf A. Popper, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Independent Auditor's Report

Year Ended June 30, 2025

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SEC FILE NUMBER
8-50915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 6/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wolf A. Popper Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 Mayhew Drive
(No. and Street)

Livingston	NJ	07039
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Rabinowitz	212-269-7271	rr@wolfpopperfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Rabinowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wolf A. Popper Inc, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ivette delgado
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 50026366
MY COMMISSION EXPIRES 11/2/20 to 11/2/2025

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to ~~consolidated~~ financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wolf A. Popper, Inc.
Index to the Financial Statements
June 30, 2025

Table of Contents

Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Wolf A. Popper, Inc.

<u>**Opinion on Financial Statements**</u>

We have audited the accompanying statement of financial condition of Wolf A. Popper, Inc. (the "Company") as of June 30, 2025, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Giddings, Texas

September 3, 2025

We have served as the auditor for Wolf A. Popper, Inc. since 2018.

NTT & Company, PLLC
3488 South U.S. Highway 77
Giddings, TX 78942
512.766.8131 NathanTuttle@TuttleBond.com

Wolf A. Popper, Inc.
Statement of Financial Condition
June 30, 2025

ASSETS

Cash and cash equivalents	$	86,975
Commission receivable		4,441
Prepaid expense		1,613
Furniture and equipment, net		-
Deferred tax asset		11,610
Total Assets	$	104,639

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	5,254
Total Liabilities		5,254

Stockholders' equity:

Common stock, no par value; 200 shares authorized, issued and outstanding		20,000
Additional paid-in-capital		17,500
Treasury stock		-
Retained earnings		61,885
Total Stockholders' Equity		99,385
Total Liabilities and Stockholders' Equity	$	104,639

The accompanying notes are an integral part of this statement

Note 1.   Organization

Wolf A. Popper Inc. (the Company) is a privately held New York state corporation formed for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

All Company revenues were related to mutual funds.

Note 2.   Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash Equivalents
For the purpose of calculating changes in cash flows, cash equivalents includes all highly liquid short-term investments with original maturity date of three months or less. There were no cash equivalents as of June 30, 2025.

Revenue recognition
ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company sells mutual fund products. The Company believes that its performance obligation is the sale of the mutual fund product to the investors and as such is filled on the date the agreement is executed. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees are recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. Commission revenues and related fees are recognized as the performance obligations are satisfied and the Company is reasonably assured of their collection.

Leases
Effective July 1, 2022, the Company adopted the provisions of Accounting Standards Codification ("ASC") 842, Leases, as amended. The Company has elected a practical expedient to not apply the recognition requirement to leases with a term of less than one year (short term leases). For the year ended June 30, 2025, the Company was not party to any lease with a term greater than one year, therefore the adoption of ASC 842 did not have an effect on these financial statements.

Note 2.   **Summary of Significant Accounting Policies (continued)**

Income taxes
The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of June 30, 2024, the Company had available for federal, state, and city income tax purposes net operating loss ('NOL") carryforwards of $63,719 that may be used to offset current and future income until the loss is fully deducted. All tax returns from fiscal years 2020 to 2024 are subject to IRS audit.

As of June 30, 2025, the Company had approximately $11,611 in net deferred tax assets (DTA's). These DTA's include approximately $55,288 related to net operating loss carry-forwards that can be used to offset taxable income in future periods and reduce income tax payable in those future periods.

Note 3.   **Fair Value of Financial Instruments**

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 -   Quoted prices in active markets for identical assets or liabilities.

Level 2 -   Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -   Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Note 3.   Fair Value of Financial Instruments (continued)

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, commissions receivable, and accounts payable and accrued expenses in the balance sheet approximate fair value at June 30, 2025 because of their short-term nature.

Note 4.   Commitments and Contingencies

The Company maintains an office in New York City, New York. The Company is not committed to a lease requiring minimum monthly rent payments.

Note 5.   Off-Balance Sheet Risk

For the year ended June 30, 2025 the Company maintained a limited business dealing only in mutual funds transactions and did not introduce transactions for the benefit of clients through a clearing broker dealer as it had done in the past. Therefore, the clearing agreement, in which the Company would (under certain conditions) be liable to indemnify the clearing broker for any losses incurred by its clients, no longer exists. This change resulted in a significant decrease in off balance sheet risk as compared to prior periods.

Note 6.   Concentrations of Credit Risk

The Company may from time to time keep cash balances at banks in excess of insured amounts.

Note 7.   Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of service, the generation of mutual fund 12B-1 fees. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The revenue and significant categories of expenses regularly reviewed by the CODM are summarized on the accompanying statement of income. Other segment items for the year ended June 30, 2025 are not significant.

Note 8.   **Related Party Transaction**

Wolf A. Popper leases office space from its parent company on a month-to-month basis. The month-to-month rent has been waived as the firm was not manning the office at 40 Wall Street. The total amount paid to the parent for the year ended June 30, 2025 equaled $0.

Note 9.   **Subsequent Events**

The Company has made a review of material subsequent events from June 30, 2025 through September 3, 2025 and found no material subsequent events reportable during this period.